SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                                  VIZACOM INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   92855E 20 1
                                 (CUSIP Number)

                              Neil M. Kaufman, Esq.
                             Kaufman & Moomjian, LLC
                      50 Charles Lindbergh Blvd., Suite 206
                          Mitchel Field, New York 11553
                                 (516) 222-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 92855E 20 1                 13D                      Page 2 of 4 Pages
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1   NAME OF REPORTING PERSON
    Neil M. Kaufman

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*
          OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                     [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
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NUMBER OF                  7        SOLE VOTING POWER
SHARES                                    115,525 (1)
BENEFICIALLY        ------------------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH                                         -0-
REPORTING           ------------------------------------------------------------
PERSON WITH                9        SOLE DISPOSITIVE POWER
                                          115,525 (1)
                    ------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         115,525 (1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.4%
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14   TYPE OF REPORTING PERSON*
            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 109,848 shares of Common Stock issuable upon exercise of options granted to Neil M. Kaufman under various stock option plans, and which are exercisable in the next 60 days. Does not include options to purchase 152,906 shares of Common Stock granted to Mr. Kaufman under various stock option plans which are not exercisable within the next 60 days.

                         Amendment No. 1 to Schedule 13D

     This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement Items 2, 4, 5 and 6 of the Schedule 13D, dated as of November 29, 2001, filed by Neil M. Kaufman, Vincent DiSpigno and David N. Salav, solely with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Vizacom Inc., a Delaware corporation (the "Company"), beneficially owned by Neil M. Kaufman (the "Reporting Person").

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Neil M. Kaufman.

     (b) The business address of the Reporting Person is c/o Kaufman & Moomjian, LLC, 50 Charles Lindbergh Boulevard, Mitchel Field, New York 11553.

     (c) The Reporting Person's principal occupation is as a member of Kaufman & Moomjian, LLC, the Company's corporate counsel, the address of which is set forth in subsection (b) above. The Reporting Person is also the Chairman of the Board and the Secretary of the Company, and a member of the Company's Board of Directors.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a United States citizen.

ITEM 4.  PURPOSE OF TRANSACTION

     Upon closing of the merger (the "Merger") of SpaceLogix, Inc., a Delaware corporation, into SpaceLogix Acquisition Corp., a Delaware corporation and the Company's wholly-owned subsidiary, on December 28, 2001, the obligations of the Reporting Person under the Voting Agreement (the "Voting Agreement"), dated as of November 19, 2001, between the Company, the Reporting Person, Vincent DiSpigno and David N. Salav were fully satisfied. Accordingly, the Reporting Person is no longer a member of a group (as defined by Regulation 13D-G of the Securities and Exchange Act of 1934, as amended), and the Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by Vincent DiSpigno and David N. Salav.

     Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Aggregate number of shares of Common Stock beneficially owned by the Reporting Person: 115,525
             Percentage: 2.4%

     (b)     1.  Sole power to vote or to direct the vote:  115,525
             2.  Shared power to vote or to direct the vote:  -0-
             3.  Sole power to dispose or to direct the disposition: 115,525
             4.  Shared  power to dispose or to direct the  disposition:  -0-

     (c) Other than (i) as reported in Items 2 through 4 above, and (ii) the grant by the Company to Neil M. Kaufman of options to purchase 220,000 shares of the Company's Common Stock, at an exercise price of $0.92 per share, of which options to purchase 73,333 shares are immediately exercisable, and 73,333 shall become exercisable on the first and second anniversaries of the date of grant, there were no transactions by Neil M. Kaufman during the past sixty (60) days.

     (d) No person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on December 28, 2001.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As set forth in Item 4 above, on December 28, 2001, the obligations of the Reporting Person under the Voting Agreement (as defined in Item 4) were fully satisfied. Accordingly, the Voting Agreement is no longer of any force or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 7, 2002



                                                 /s/ Neil M. Kaufman
                                         ---------------------------------------
                                                   Neil M. Kaufman

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